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                   SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                         -------------------------
                           AMENDMENT NO. 1 TO
                             SCHEDULE 14D-9
                             (RULE 14D-101)
           SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
             14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------
                             LITTON INDUSTRIES, INC.
                           (Name of Subject Company)
                           LITTON INDUSTRIES, INC.
                      (Name of Person Filing Statement)
                         -------------------------
                   COMMON STOCK, $1 PAR VALUE PER SHARE
         (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
        SERIES B $2 CUMULATIVE PREFERRED STOCK, $5 PAR VALUE PER SHARE
                      (Title of Class of Securities)
                         -------------------------
                        538021 10 6 (COMMON STOCK)
                        538021 40 3 (PREFERRED STOCK)
                   (CUSIP Number of Class of Securities)
                         -------------------------
                           JOHN E. PRESTON, ESQ.
                 SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                          LITTON INDUSTRIES, INC.
                          21240 BURBANK BOULEVARD
                  WOODLAND HILLS, CALIFORNIA 91367-6675
                              (818) 598-5000
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person Filing Statement)
                         -------------------------
                                Copy to:
                          DANIEL A. NEFF, ESQ.
                       WACHTELL, LIPTON, ROSEN & KATZ
                          51 WEST 52ND STREET
                        NEW YORK, NEW YORK 10019
                             (212) 403-1000
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|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.
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          This Statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 of Litton Industries, Inc., a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission (the "SEC") on January 5, 2001 (the "Schedule 14D-9"), with respect to the offer made by LII Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Northrop Grumman Corporation, a Delaware corporation ("Parent"), to purchase (i) all the outstanding shares of Common Stock, par value $1.00 per share, of the Company, including the associated preferred stock purchase rights (the "Rights" and together with the Common Stock, the "Common Shares") issued pursuant to the Rights Agreement, dated as of August 17, 1994, between the Company and The Bank of New York, as Rights Agent, as amended by Amendment No. 1 to the Rights Agreement, dated as of January 3, 2001, at a purchase price of $80.00 per Common Share, net to the seller in cash and (ii) all the outstanding shares of the Series B $2 Cumulative Preferred Stock, par value $5.00 per share, of the Company (the "Preferred Shares") at a purchase price of $35.00 per Preferred Share, in each case upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated January 5, 2001, and in the related Letters of Transmittal, as described in Purchaser's Tender Offer Statement on Schedule TO, filed by Purchaser with the SEC on January 5, 2001.


ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

          Item 7 of the Schedule 14D-9 is hereby amended by adding at the end thereof the following paragraph.

          On January 16, 2001, the Company announced that it is in negotiations with Parent that contemplate an amendment to the terms of the Merger to be effected following completion of the Offer. The Company's press release announcing these negotiations is filed as Exhibit (a)(5)(i) to this Statement and is incorporated herein by reference.


ITEM 9. EXHIBITS.

          Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:



EXHIBIT NO.                             DESCRIPTION
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(a)(1)(iii)   Notice of Guaranteed Delivery, Common Stock and Preferred Stock,
              each dated January 5, 2000 (incorporated by reference to Exhibit
              (a)(1)(iii) to the Schedule TO of Purchaser filed on January 5,
              2001).

(a)(1)(iv) Notice to Participants in the Litton Industries Employees Stock Purchase Plan, for whose account Common Shares were purchased prior to December 1, 1993 (incorporated by reference to Exhibit
              (a)(1)(iv) to Amendment No. 2 to the Schedule TO of Purchaser filed on January 16, 2001).

(a)(1)(v) Notice to Participants in the Litton Industries Employees Stock Purchase Plan, for whose account Common Shares were purchased after November 1, 1994 (incorporated by reference to Exhibit
              (a)(1)(v) to Amendment No. 2 to the Schedule TO of Purchaser filed on January 16, 2001).

(a)(5)(i)     Press Release issued by the Company on January 16, 2001.*
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     * Filed herewith.

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                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       LITTON INDUSTRIES, INC.


                                       By:  /s/  JOHN E. PRESTON
                                            ------------------------------------
                                             Name:    John E. Preston
                                             Title:   Senior Vice President and
                                                      General Counsel

Dated:  January 16, 2001